                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  44926L300                                         Page 1 of 8 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 140,751
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                     0


                                 7) Sole Dispositive Power            140,724


                                 8) Shared Dispositive Power                0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      140,751


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 6.1*

   12)  Type of Reporting Person (See Instructions)                        HC

                          *See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  44926L300                                         Page 2 of 8 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      140,751
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                          0


                            7) Sole Dispositive Power                 140,724


                            8) Shared Dispositive Power                     0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      140,751


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                      [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 6.1*

   12)  Type of Reporting Person (See Instructions)                        HC


                         *See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  44926L300                                         Page 3 of 8 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
                   PNC Bank, National Association  22-1146300

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization            United States


  Number of Shares             5) Sole Voting Power                   140,751
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                       0


                               7) Sole Dispositive Power              140,724


                               8) Shared Dispositive Power                  0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      140,751


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                             [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 6.1*


   12) Type of Reporting Person (See Instructions)                         BK


                          *See the response to Item 4.

ITEM 1(a) - NAME OF ISSUER:   I.C.H. Corporation


ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
9404 Genesee Avenue, La Jolla, California 92037


ITEM 2(a) - NAME OF PERSON FILING:

PNC Bank Corp.; PNC Bancorp, Inc.; and PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc., 222 Delaware Avenue, Wilmington, DE 19899

PNC Bank, National Association, One PNC Plaza, 249 Fifth Avenue,
Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

PNC Bank Corp. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e) - CUSIP NUMBER:  44926L300

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)  [   ]  Broker or dealer registered under Section 15 of the Act,

(b)  [ X ]  Bank as defined in Section 3(a)(6) of the Act,

(c)  [   ]  Insurance Company as defined in Section 3(a)(19) of the Act,

(d)  [   ]  Investment Company registered under Section 8 of the Investment
            Company Act,

(e)  [   ]  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940,

(f)  [   ]  Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g)  [ X ]  Parent Holding Company, in accordance with Rule 13d-(b)(ii)(G),

(h)  [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1997:

(a) Amount Beneficially Owned:                                 140,751 shares

(b) Percent of Class:                                                      6.1*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                   140,751
      (ii) shared power to vote or to direct the vote                       0
     (iii) sole power to dispose or to direct the disposition of      140,724+
      (iv) shared power to dispose or to direct the disposition of          0


* The percentage is based on 2,297,023 shares of Common Stock being issued and outstanding as of October 30, 1997 as reported in the Form 10-Q for the quarter ended September 30, 1997. If one assumed full conversion of all outstanding eligible shares of common stock and preferred stock of pre-organized I.C.H. Corporation, such percentage would be 5.0 percent.

+ See the response to Item 6.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported, 140,398 shares are held in Trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

Lloyd I. Miller, III has dispositive power with respect to these 140,398 shares of Common Stock held in the Trust accounts pursuant to an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee. Either party may terminate this Agreement on 30 days' prior written notice.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp
Inc.)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP.

Not applicable.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1998
         ---------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         ---------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President
         and Chief Financial Officer
         ---------------------------------------------
         Name/Title


         February 13, 1998
         ---------------------------------------------
         Date


         /s/ PAUL L. AUDET
         ---------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         ---------------------------------------------
         Name/Title


         February 13, 1998
         ---------------------------------------------
         Date


         /s/ THOMAS R. MOORE
         ---------------------------------------------
         Signature - PNC Bank, National Association


         Thomas R. Moore, Vice President and Secretary
         ---------------------------------------------
         Name/Title


                     SEE AGREEMENT ATTACHED AS EXHIBIT A

                                  AGREEMENT                           EXHIBIT A

                               February 13, 1998

     The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by I.C.H. Corporation.

     Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

     Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

     This agreement applies to any amendments to Schedule 13G.

                          PNC BANK CORP.


                          BY:  /s/ ROBERT L. HAUNSCHILD
                              ----------------------------------------------
                               Robert L. Haunschild, Senior Vice President
                               and Chief Financial Officer

                          PNC BANCORP, INC.


                          BY:  /s/ PAUL L. AUDET
                              ----------------------------------------------
                               Paul L. Audet, Vice President


                          PNC BANK, NATIONAL ASSOCIATION


                          BY:  /s/ THOMAS R. MOORE
                              ----------------------------------------------
                               Thomas R. Moore, Vice President and Secretary